Zhong Yang Financial Group Limited

118 Connaught Road West

Room 1101

Hong Kong

January 28, 2022

Via Edgar

Mr. Lory Empie

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Zhong Yang Financial Group Limited Amendment No. 4 to Registration Statement on Form F-1 Filed December 23, 2021 File No. 333-259441

Dear Mr. Empie,

This letter is in response to the letter dated January 25, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Zhong Yang Financial Group Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment”) is being submitted to accompany this letter.

Amendment No. 4 to Form F-1

Cover Page

1. Please provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added the required disclosure and cross-reference on the cover page of the prospectus.

Prospectus Summary, page 1

2. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the operations of your subsidiaries, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added a section “Permission Required from the Hong Kong Authorities” on page 9 of the Amendment to disclose the licenses our subsidiaries are required to obtain from Hong Kong local authorities to operate the business. Neither we nor our subsidiaries are required to obtain permission or approval to offer the securities of ZYFGL to foreign investors. We also added the disclosure that neither our subsidiaries nor we are covered by permissions requirements from CSRC, the CAC or any other governmental agency that is required to approve the operations of our subsidiaries. In addition, if the applicable laws, regulations, or interpretations change and our operating subsidiaries became subject to the CAC or CSRC review, we cannot assure the investors that our operating subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If our operating subsidiaries fail to receive or maintain such permissions or if the required approvals are denied, our operating subsidiaries may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Ka Fai Yuen
Name:	Ka Fai Yuen
Title:	Chief Executive Officer and Director